

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Mr. Andrew Zimmerman
  Chief Financial Officer
GALAXY GAMING, INC.
6980 O'Bannon Drive
Las Vegas, Nevada 89117

>   **Re: Galaxy Gaming, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **File No. 0-30653**

Dear Mr. Zimmerman:

    We have completed our review of your filing and do not have any further comments at this time.

>   Sincerely,

>   Joseph A. Foti
>   Senior Assistant Chief Accountant